Exhibit 99.7

Delphine Arnault

Born April 4th 1975, Delphine Arnault graduated from the EDHEC Business School and the London School of Economics. She began her career at McKinsey & Company, the global management consultancy firm, where she was a Consultant for two years.

In 2001, she joined the Executive Committee of Christian Dior Couture where she directed several product lines. She was appointed Deputy General Manager of Christian Dior Couture in 2008 and in September 2013, Deputy General Manager of Louis Vuitton Malletier.

She has been a main board Director of LVMH Moët Hennessy Louis Vuitton SA since 2003.

Delphine was appointed to the board of Château Cheval Blanc, the Saint-Emilion premier grand cru classé and also sits on the supervisory board of Les Echos, the leading French business daily. In 2002 she joined the board of Loewe, the celebrated Spanish leather goods company, and was appointed to Pucci’s board of directors in 2007. She was appointed to the boards of Céline in December 2011, Christian Dior SA in April 2012, and 21st Century Fox in June 2013. In December 2015, she joined the board of the Italian jeweller, Repossi, in which LVMH is a shareholder.

Delphine Arnault has also been a Member of the Supervisory Board of M6 Group since November 2009 and of Havas since May 2013.

John Elkann

John Elkann is Chairman and Chief Executive Officer of EXOR and Chairman of Fiat Chrysler Automobiles N.V.

Born in New York in 1976, Mr. Elkann obtained a scientific baccalaureate from the Lycée Victor Duruy in Paris, and graduated in Engineering from Politecnico, the Engineering University of Turin. While at university, he gained work experience in various companies of the Fiat Group in the UK and Poland (manufacturing) as well as in France (sales and marketing). He started his professional career in 2001 at General Electric as a member of the Corporate Audit Staff, with assignments in Asia, the USA and Europe.

John Elkann is Chairman of Giovanni Agnelli e C. Sapaz. and Italiana Editrice. He is board member of CNH Industrial, The Economist Group and News Corporation.

Mr. Elkann is a trustee of MoMA. He also serves as Vice Chairman of the Italian Aspen Institute and of the Giovanni Agnelli Foundation.

Lapo Elkann

Lapo Edvard Elkann is Chairman and Founder of Italian Independent Group and of Garage Italia Customs.

Born in New York in 1977, after studying in France and England and gaining experience as assistant to Henry Kissinger, Lapo emerged as Worldwide Brand Promotion Director for Fiat Group where he successfully carried out several projects in below-the-line marketing and participated in the relaunch of the Fiat 500. In 2007 he undertook the entrepreneurial path founding a lifestyle brand “Italia Independent”, a creative factory “Independent Ideas”, and the Holding “Italia Independent Group”, which was listed on the Italian Stock Exchange in June 2013. In 2011 he started a collaboration with Ferrari to create the Tailor Made Unit. In March 2015 he founded Garage Italia Customs, a customization service for the motion industry. In July 2013 he was inducted in the Automotive Hall of Fame, the American institution dedicated to preserving and celebrating outstanding automotive achievement.

Maria Patrizia Grieco

Maria Patrizia Grieco holds a degree in Law from Milan State University. She began her career in 1977 in the Legal & General Affairs division of Italtel, becoming head of the division in 1994. In 1999 she was appointed as Italtel’s Chief Operating Officer to reorganize and reposition the company, of which she became CEO in 2002. From September 2003 to January 2006, she was CEO of Siemens Informatica, the Siemens Business Services parent company in Italy. She became member of the Executive Council of Siemens Business Services at worldwide level. From February 2006 to September 2008 she was a Partner of Value Partners and CEO of the Value Team Group – now NTT Data - which provides IT consultancy and services in Italy and abroad through approximately 2,700 professionals. From November 2008 to March 2013 she was CEO of Olivetti. She was also Chairman of Olivetti from June 2011 to June 2014. Ms. Grieco was a Director of Fiat Industrial S.p.A. from April 5, 2012 until the merger of the company into CNH Industrial N.V., where she still serves as an independent director. In May 2014 she was appointed Chairman of Enel S.p.A. She is on the Boards of Anima Holding S.p.A. She has been appointed in November 2014 to the Board of Bocconi University. She serves as a Director of Save the Children and on the Advisory Board of British Telecom Italy.

Born in 1952, Italian citizenship.

Adam Keswick

Adam Keswick was appointed Deputy Managing Director of Jardine Matheson in April 2012. He is chairman of Jardine Pacific and chairman and chief executive of Jardine Motors.

He has held a number of executive positions since joining the Group from N M Rothschild & Sons in 2001, including group strategy director and, thereafter, group managing director of Jardine Cycle

& Carriage between 2003 and 2007. Mr Keswick is also deputy chairman of Jardine Matheson Limited, and a director of Dairy Farm, Hongkong Land, Jardine Strategic, Mandarin Oriental and Zhongsheng Group Holdings Limited. Mr Keswick attended Eton College and Edinburgh University where he received his Master of Arts degree in 1995.

Directorships (selected list)

* Jardine Matheson Holdings Limited

Deputy Managing Director

Jardine Matheson Limited

Deputy Chairman and Deputy Managing Director

* Jardine Strategic Holdings Limited

Director

Jardine Motors Group Limited

Chairman and Chief Executive

Jardine Pacific Limited

Chairman

Zung Fu Company Limited

Chairman

Gammon Group

Chairman

Jardine Schindler Holdings Limited

Chairman

* Dairy Farm International Holdings Limited

Director

* Hongkong Land Holdings Limited

Director

* Mandarin Oriental International Limited

Director

* Zhongsheng Group Holdings Limited

Director

* Publicly listed companies January 2016